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                          October 18, 2021

       Christopher McGurk
       Chief Executive Officer
       Cinedigm Corp.
       237 West 35th Street, Suite 605
       New York, NY 10001

                                                        Re: Cinedigm Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed on October
13, 2021
                                                            File No. 333-260210

       Dear Mr. McGurk:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Janice
Adeloye at 202-551-3034 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Carol Sherman